Exhibit 7(a)

PARTNERS OF ADVANCE/NEWHOUSE PARTNERSHIP

Set forth below is a list of each partner of Advance/Newhouse Partnership setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from the address provided in Column 1)
Partners

A/NPC Holdings LLC 5823 Widewaters Parkway E. Syracuse, NY 13057	Holds interest in Advance/Newhouse Partnership

A/NP Holdings Sub LLC 5823 Widewaters Parkway E. Syracuse, NY 13057	Holds interests in Advance/Newhouse Partnership